March 30, 2012

RE: Cash offer for your Inland American investment.

Dear Fellow Shareholder,

You may have recently read that Inland American Real Estate Trust, Inc.’s share repurchase program has been suspended (other than for shareholders who are deceased, disabled, or in a long-term care facility), but you can still sell your shares!  CMG will pay you $5.00 per Share. You can reinvest your proceeds how you choose, of course. Take notice: offer expires on May 4, 2012, and we are only accepting 1,000,000 shares.

Inland American has suspended its share repurchase program indefinitely, and has recently stated that it would reopen the program for a limited number of shareholders  who are deceased, disabled, or confined to a long-term care facility (approximately 0.4% per quarter).  We expect that most shareholders who are alive, able-bodied, and desire liquidity won’t find this to be a meaningful development.  Because Inland American is not listed on any exchange, if you want or need your cash, our offer provides you with the ability to cash out now.  While you may also be able to sell your shares in auctions, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price.  If you sell to us, you can lock in your price, and receive your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Inland American’s transfer agent, which we would typically expect to receive within 3 weeks of the offer’s expiration date.  In certain cases (such as in the event that your shares are owned in an IRA, or if your tender is not completed properly) the transfer and payment can take longer. There are no financing contingencies with this offer. Please carefully read the Offer at our website (www.cmginvestments.com/inland.pdf), at the SEC’s EDGAR website, and for free by calling the number below, and the Agreement of Assignment and Transfer. If you have any questions, please call us at (206) 340-2280 or 425-376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out, Medallion Signature Guarantee, and mail in the Agreement of Assignment and Transfer by May 4, 2012, if you wish to take advantage of this offer.

There is limited trading of Inland American in the secondary auction market.  Two independent publications, the Stanger Report and Direct Investment Spectrum reported trades of Shares at prices of $6.20-$7.00 during the Winter 2012 and $5.95-$6.65 per Unit in Nov/Dec 2011, respectively, in the most recent issues.  However, auction trades can be burdensome and typically involve substantial fees and commissions.  Inland American’s share repurchase program has been suspended for everyone since 2009, and it is still suspended for everyone but shareholders who are deceased, disabled, or confined to a long-term care facility, until further notice.  Inland American’s most recent estimated share value was $7.22 per Share, based on a projection of the value of the shares if the REIT’s properties were sold in today’s marketplace, which is not currently anticipated.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following written confirmation from the Company’s transfer agent that the transfer has occurred, which in most cases we would expect to receive within 3 weeks of the offer’s expiration date.  You are not required to take any action in response to this Offer if you do not wish to sell your Shares.

CMG Partners, LLC is not affiliated with Inland American or its management, has not sought their approval of this Offer, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 1,000,000 shares, or 0.11% of the total shares outstanding, and will expire at 5:00 P.M. PST on May 4, 2012.

Shortly, you should receive a letter from the company regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from the company or on the SEC’s EDGAR website.   CMG retains the right to terminate this offer at any time in the event of an adverse development in the factors considered by CMG in extending the offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•           Our offer price was determined by applying a 31% discount to the REIT’s estimated Net Asset Value of the shares.  Whether or not the REIT’s  estimate is correct, we believe that the company’s shares are or will ultimately be worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets or a public listing of the shares were to occur.

•           Any and all dividends paid or payable to you by the company on or after May 4, 2012, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of dividends after May 4, 2012, as if you had received them.  Therefore, if you tender your Shares under this Offer, you give up the right to participate in future benefits of ownership, including the right to receive distributions.